Exhibit (a)(5)(B)

EFiled: Jul 9 2012 11:06AM EDT Transaction ID 45209627 Case No. 7680-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EDWARD FORSTEIN	C.A. No.

Plaintiff,

v.

MMODAL INC., ROGER L. DAVENPORT, V.

RAMAN KUMAR, FRANK BAKER, PETER

BERGER, ROBERT J. GRECZYN JR.,

JEFFREY HENDREN, KENNETH JOHN

MCLACHLAN, JAMES PATRICK NOLAN,

COLIN J. O’BRIEN, ANDREW E. VOGEL,

HENRY C. WOLF, ONE EQUITY PARTNERS,

LLC, LEGEND PARENT, INC. and LEGEND

ACQUISITION SUB, INC.

Defendants

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, Edward Forstein (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE CASE

1. Plaintiff brings this action on behalf of the public stockholders of MModal Inc. (“M*Modal” or the “Company”) against the members of M*Modal’s Board of Directors (the “Board”) for breaching their fiduciary duties in connection with the proposed sale (the “Proposed Transaction” or “Merger”) of the Company to a private equity firm, One Equity Partners, LLC (“OEP”).

2. Pursuant to the parties’ agreement and plan of merger (the “Definitive Agreement”), dated July 2, 2012, OEP intends to acquire all of the issued and outstanding shares of M*Modal common stock in an all cash deal consisting of a tender offer followed by a merger, whereby M*ModaI shareholders will receive the grossly inadequate consideration of $14.00 per share of common stock (the “Offer Price”).

3. The Proposed Transaction, at an enterprise value of approximately $1.1 billion, seriously undervalues the Company and reveals that the members of M*Modal’s Board have breached their fiduciary duties to maximize shareholder value. Indeed, the Offer Price affords an inadequate premium of only 8.3% percent over its closing price for the day preceding the announcement of the Proposed Transaction, and just 5.6% over its 52-week closing high (prior to the announcement of the Proposed Transaction) of $13.25 on June 19, 2012. Furthermore, prior to the announcement of the Proposed Transaction, at least two equity analysts had issued target prices for M*Modal shares that were significantly higher than the Merger Price, and further, M*Modal’s public statements indicate that the Company is enjoying record financial results and is poised for substantial growth, the benefits of which will not be enjoyed by M*Modal’s current public shareholders if the Proposed Transaction is consummated.

4. Moreover, one of the Company’s two financial advisors, RBC Capital Markets (“RBC”) is materially conflicted in their advisory role due to the fact that they are also providing financing for the Proposed Transaction on the buyer side. And the Company’s largest shareholder, SAC Capital Advisors, LP (“SAC”), which has announced its support for the Proposed Transaction, has interests that are apart from M*Modal’s public shareholders due to the size and illiquidity of SAC’s ownership stake.

5. The Board exacerbated its breaches of fiduciary duty by agreeing to certain anticompetitive deal protection provisions in the Definitive Agreement. In particular, the Definitive Agreement contains a prohibitive no-solicitation clause, a $28.7 million termination fee that will greatly reduce the likelihood of a competing bid, and a “top-up” option that will enable OEP to purchase enough additional shares from the Company to effect a short-form merger as long as they acquire over 50% of the Company’s outstanding shares in the tender offer.

6. For these reasons and as set forth in detail herein, Plaintiffs seek to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages from the Individual Defendants (defined below) for their breaches of fiduciary duties and from the Acquisition Entities (defined below) for aiding and abetting said breaches.

PARTIES

7. Plaintiff is, and has been at all relevant times, the owner of M*Modal common stock.

8. M*Modal is a Delaware corporation and maintains its principal executive offices at 9009 Carothers Parkway, Franklin, TN, 37067. M*Modal’s 10-K annual report for the year ending December 31, 2012, filed with the SEC on March 15, 2012 (the “2011 10-K”) describes the Company as a “leading provider of clinical documentation solutions providing clinical narrative capture services, Speech and Language Understanding™ technology and clinical documentation workflow solutions for the healthcare industry.” The Company was first organized in 1998, and in January of 2011, the Company re-domiciled from the British Virgin Islands to become a Delaware corporation and changed its name from CBaySystems Holdings Ltd. to MedQuist Holdings Inc. (“MedQuist”). MedQuist completed its initial public offering in February, 2011, listing on the NASDAQ stock exchange under the symbol “MEDH.” In January, 2012, the Company changed its name to MModal Inc. through a merger with a newly formed wholly owned subsidiary, unifying the Company’s advanced speech and language understanding technologies, medical transcription, coding, HIM professional services and analytics. Shares of the Company’s common stock began trading under their new ticker symbol “MODL” on January 25, 2012.

9. Defendant Roger L. Davenport has served as both Chairman of the Board and Chief Executive Officer of the Company since July, 2011.

10. V. Raman Kumar is a co-founder of the Company and has been a director and Vice Chairman since February 2007. Kumar served as the Company’s CEO from February 2007 to October 2010, and has held a variety of executive and director positions with various subsidiaries of the Company. Kumar has also been an executive partner at Siris Capital Group, LLC, (“Siris”) since March 2011. Siris was spun-off from SAC—the largest single shareholder of M*Modal, with approximately 31% of outstanding shares—in March 2011.

11. Frank Baker has served as a director of the Company since August 2008. He served as a non-executive director of an M*Modal subsidiary, MModal MQ Inc., from August 2008 until April 2012. Baker is also a Managing Director and co-founder of Siris, and a co-founder of S.A.C. Private Capital Group (“SAC PGC”), of which he served as a Managing Director from 2007 to March, 2011.

12. Peter Berger has served as a director of the Company since August 2008. He also served as a non-executive director of MModal MQ Inc. and as the chairman of its audit committee and nominating committee until April 2012. Berger is a Managing Director and co-founder of Siris. Berger was also a co-founder of SAC PCG and was a Managing Director of SAC PCG from 2007 to March 2011.

13. Defendant Robert J. Greczyn Jr. has served as a director of M*Modal since October, 2011. He is a member of the Audit Committee and the Compensation Committee

14. Defendant Jeffrey Hendren has served as a director since August 2008. Hendren is a Managing Director and co-founder of Siris. Hendren was also a co-founder of SAC PCG and was a Managing Director of SAC PCG from 2007 to March 2011.

15. Kenneth John McLachian has served as a director of M*Modal since May 2007. He is chairman of the Audit Committee and a member of the Compensation Committee.

16. James Patrick Nolan has served as a director of M*Modal since June, 2009. He is chairman of the Compensation Committee and a member of the Nomination and Corporate Governance Committee.

17. Colin J. O’Brien has been a director of M*Modal since November 2011, O’Brien serves as a member of the Audit Committee and Nomination and Corporate Governance Committee. O’Brien served as a member of the MModal MQ Inc. board of directors from September 2008 to March 2011.

18. Andrew E. Vogel has served as a director of M*Modal since October 2011. Vogel serves as chairman of the Nomination and Corporate Governance Committee. Vogel also served as a member of the MModal MQ Inc. board of directors from September 2008 to March 2011.

19. Henry C. Wolf has served as a director of M*Modal since February 2012. Wolf is a member of the Compensation Committee.

20. Defendants Davenport, Kumar, Baker, Berger, Greczyn, Hendren, McLachlan, Nolan, O’Brien, Vogel and Wolf are collectively referred to herein as the “Individual Defendants.”

21. Each of the Individual Defendants was a member of M*Modal’s Board of Directors at all pertinent times and participated in the decisions and conduct alleged herein. By reason of their positions, each Individual Defendant had, and continues to have an obligation to determine whether the Proposed Transaction is in the best interest of the Company’s shareholders and maximizes shareholder value.

22. Defendant OEP is the private investment arm of JPMorgan & Chase Co. OEP was established in 2001, and currently manages $10 billion worth of investments and commitments for JPMorgan & Chase Co. in direct private investment transactions. OEP’s current portfolio consists of 31 companies in a variety of industries.

23. Defendant Legend Parent, Inc. (“Parent”) is a Delaware Corporation and a parent company of Legend Acquisition Sub, Inc. (defined below). Parent is an affiliate of OEP and is the corporate entity ultimately acquiring M*Modal through the merger of the Company with Legend Acquisition Sub, Inc. Parent was formed for the purpose of the buyout and is a party to the Definitive Agreement.

24. Defendant Legend Acquisition Sub, Inc. (“Merger Sub”) is a Delaware corporation and a wholly owned subsidiary of Parent. Merger Sub was created by OEP for the purpose of merging with M*Modal as part of the Proposed Transaction and is a party to the Definitive Agreement.

25. OEP, Parent and Merger Sub are collectively referred to herein as the “Acquisition Entities.” M*Modal, the Individual Defendants and the Acquisition Entities are collectively referred to herein as the “Defendants.”

SUBSTANTIVE ALLEGATIONS

Background of M*Modal and its Growth Prospects

26. M*Modal describes itself, in the 2011 10-K, as follows:

We are a leading provider of clinical documentation solutions providing clinical narrative capture services, Speech and Language Understanding™ technology and clinical documentation workflow solutions for the healthcare industry. Our end-to-end technology-enabled solutions convert the physicians’ dictation into a comprehensive patient story through high-quality clinical documentation with rich context that can be leveraged across a healthcare enterprise for reimbursement, clinical decision support, business intelligence and distribution.

We provide comprehensive dictation and transcription solutions and services that automate the input and management of medical information. Our cloud-based solutions provide platforms to generate and distribute clinical documentation through the use of advanced dictation and transcription, and allow us to deliver scalable, highly productive medical transcription solutions. Our solutions also enable us to accelerate future innovation to transform the way healthcare providers document patient care, through improved interface with electronic medical records and extraction of clinical information to support the billing and insurance reimbursement processes. We also offer speech recognition solutions for radiology, cardiology, pathology and related specialties, that help healthcare providers dictate, edit and sign reports without manual transcription.

Our innovative solutions provide for a deeply valuable medical record that is contextually important in driving clinical decisions from analytical data available directly to the caregiver and provides for collaborative intelligence through services and technology that facilitate engagement, collaboration and intelligence among all stakeholders in the healthcare ecosystem.

27. As discussed above, the Company was organized in 1998, and in January 2011 redomiciled from the British Virgin Islands to Delaware, changing its name from CBaySystems Holdings Ltd. to MedQuist Holdings, Inc. (“MedQuist”). MedQuist completed its initial public offering in February, 2011, listing on the NASDAQ stock exchange under the symbol “MEDH.” In January, 2012, the Company changed its name to MModal Inc. through a merger with a newly formed wholly-owned subsidiary. The Company changed its ticker symbol to MODL, but made no changes affecting the rights of stockholders and no changes to its certificate of incorporation or by-laws.

28. M*Modal’s recent public statements have been upbeat about the Company’s financials and optimistic about growth potential. For example, in a May 8, 2012 press release, the Company’s CFO Ron Scarboro stated:

I’m pleased with the positive momentum we’ve established over the last three quarters. We’ve demonstrated both volume and revenue growth in our M*Modal Fluency for Transcription clinical documentation business and in our M*Modal

Fluency™ and M*Modal Catalyst™ product families, with early key wins yielding record revenues in the quarter while maintaining our significant gross margins. We are on track with our commercialization and go-to-market initiatives and plan for continued growth from these initiatives in the second half of the year. Additionally, we remained focused on the core business, building offshore volumes and integrating automated speech recognition into our core platforms.

29. In the same press release, Davenport emphasized the benefits of a newly assembled leadership team and management system for the Company and highlighted a recent “win” with Duke University Health System (“DUHS”)—namely, that in March, 2012, DUHS selected the Company’s cloud-based Speech Understanding technology to support the rollout of its Epic electronic health record.

30. M*Modal’s recent SEC filings have also shown financial strength and continued growth. For example, the Company’s 10-Q quarterly report for the first quarter of 2012, filed with the SEC on May 10, 2012, reported that the Company posted record quarterly net revenues of $117.4 million for the first quarter of 2012, compared with $111.2 million for the first quarter of 2011. And although the Company posted a small net loss of $2.9 million in the first quarter of 2012, compared with net income of $2.3 million in the first quarter of 2011, adjusted net income—a measure that excludes expense for certain capitalized intangible assets, interest expense, and tax provision—increased from $16 million in the first quarter of 2011 to $16.7 million in the first quarter of 2012.

31. M*Modal’s share price reflects market enthusiasm about the Company’s financial strength and optimism about its prospects. Since closing at $6.52 on October 4, 2011—the stock’s lowest price since its February 2011 NASDAQ debut (under the MedQuist name)—the Company’s stock has climbed steadily, closing as high as $13.25 on June 19, 2012, just two weeks before the announcement of the Proposed Transaction. On July 3, 2012, the day the Proposed Transaction was announced, MODL closed $0.02 above the $14 per share Offer Price and traded as high as $0.07 cents above the Offer Price.

The Merger Price is Unfair

32. On July 2, 2012, M*Modal issued a press release announcing that it had entered into a definitive agreement to be acquired by OEP in a cash transaction valued at approximately $1.1 billion, or $14.00 per M*Modal common share (the “Press Release”). The Press Release states as follows:

FRANKLIN, Tenn. & NEW YORK—(BUSINESS WIRE)—

M*Modal (MModal Inc.—NASDAQ/GS: MODL), a leading provider of clinical documentation services and Speech Understanding™ solutions, and One Equity Partners today announced that they have entered into a definitive agreement pursuant to which One Equity Partners, the private investment arm of JP Morgan Chase & Co., will acquire all of the outstanding shares of M*Modal for $14.00 per share in an all-cash transaction. The transaction is valued at approximately $1.1 billion.

Under the terms of the agreement, which was unanimously approved by M*Modal’s Board of Directors, M*Modal shareholders will receive $14.00 in cash for each outstanding share of M*Modal common stock they own representing an 8.3% premium over the closing price on July 2, 2012, the last full trading day before today’s announcement, a 19.3% premium over the 180-day volume weighted average closing price of M*Modal common stock ending on such date and a 33.8% premium over the 52-week volume weighted average closing price of M*Modal common stock ending on such date. The deal is expected to close during the third quarter of 2012.

“M*Modal continues to reach major milestones in technological innovation, product leadership and customer successes,” noted Vern Davenport, Chairman and CEO of M*Modal. “One Equity Partners matches our passion and drive, and we believe will be the right financial partner to accelerate our strategic goals and further enhance our leadership position as the entire industry focuses on improving the cost and quality of care. Our focus is and will continue to be on serving customers through our clinical documentation services and Speech Understanding™ solutions that unlock value from the ‘unstructured’ clinical narrative.”

Under the terms of the agreement, it is anticipated that affiliates of One Equity Partners will commence a tender offer for all of the outstanding shares of M*Modal not later than July 17, 2012. M*Modal’s Board of Directors has unanimously recommended that M*Modal’s shareholders tender their shares into the offer.

If the tender offer is completed, untendered shares of M*Modal will be converted in the merger into the right to receive the same $14,00 per share price paid in the tender offer. One Equity Partners has secured committed financing, consisting of a combination of equity and debt financing, to purchase all of the outstanding shares and refinance existing indebtedness, subject to certain customary closing conditions.

Under the terms of the agreement, the deal is conditioned upon satisfaction of the minimum tender condition of a majority of the shares of the Company’s common stock on a fully diluted basis or shareholder approval, the receipt of U.S. antitrust approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and other customary closing conditions.

Investment funds affiliated with S.A.C. Private Capital Group LLC (S.A.C. PCG), collectively M*Modal’s largest shareholder owning approximately 31% of M* Modal’s outstanding shares in the aggregate, have agreed to tender their shares into the offer and to support the transaction. S.A.C. PCG is a private equity firm managed by the founders of Siris Capital Group, LLC.

“M*Modal presents a unique opportunity to acquire a market leader in clinical documentation at a time when the company has successfully released its new generation of speech understanding solutions for healthcare,” said Dick Cashin, Managing Partner of One Equity Partners. “We will support M*Modal’s outstanding management team to invest in and build on M*Modal’s reputation for technical innovation and quality products and services as the company ramps up its delivery of powerful new solutions to enhance the processing and understanding of healthcare information.”

Macquarie Capital is acting as lead financial advisor to M*Modal and provided a fairness opinion to M*Modal’s Board of Directors. RBC Capital Markets is also acting as a financial advisor, and Simpson Thacher & Bartlett LLP is acting as legal counsel, to M*Modal. Bank of America Merrill Lynch and RBC Capital Markets are providing committed financing to One Equity Partners, subject to certain customary conditions. Dechert LLP is acting as legal counsel to One Equity Partners.

33. In spite of the enthusiasm for the Proposed Transaction expressed by M*Modal management in the Press Release, others have already expressed their doubts. In a July 3, 2012 M*Modal investor call held to discuss the transaction (the “July 2012 Call”), Michael Needleman of Preservation Asset Management said that he considered the small size of the premium offered “not justified on the overall potential [of the Company] from the standpoint of the market,” Apparently unsatisfied with the answer M*Modal CFO Ron Scarboro then gave, he added “If in fact the business outlook is so robust and so big why are you selling at this time? I just don’t get it? And for this price?” Another participant in the July 2012 Call, Frank Morgan of RBC, also seemed to have concerns about the Offer Price, asking “when you look at valuations out there and you look at your price relative—you know, we’ve already started getting calls about it—how do you think about the valuation here versus some of the takeout comps that have happened in the past?” In response, Davenport gave a vague answer, citing only SAC and Board support for the transaction and a fairness opinion issued by Macquarie Capital Inc. to justify the Offer Price.

34. The concerns of these analysts are unsurprising, given that the consideration offered in the Proposed Transaction is grossly inadequate and does not represent the Company’s actual intrinsic value or account for its positive future outlook. The Offer Price of $14.00 per share represents a paltry premium of 8.3% percent over its closing price for the day preceding the announcement of the Proposed Transaction, and just 5.6% over its recent closing high of $13.25 on June 19, 2012. At the time when it reached that closing high, the stock price had been climbing steadily for ten months, having more than doubled during that time.

35. Some analysts expected the stock to climb even further. As recently as June 22, 2012, one analyst, Leo Carpio of Caris & Company, reiterated a 12-month price target of $16.00 per share. And on June 26, 2012, Frank Morgan of RBC reiterated a 12-month price target of $15.00 per share.

36. Further, the Proposed Transaction compares poorly to similar deals from a shareholder standpoint. A Bloomberg search revealed that the Offer Price is significantly below the median multiples for comparable transactions by almost every metric, including EBITDA, EBT, revenue and net income. In fact, all but one of the ten comparable transactions selected by Bloomberg were executed at significantly higher multiples of EBITDA than the Proposed Transaction, with the ten comparable transactions ranging from 10.93 to 46.15 times EBITDA, and the Proposed Transaction offered at just 11.03 times EBITDA.

37. The Proposed Transaction also comes just as the Company had begun to show “the benefit of having our new leadership team assembled and management system in place this quarter with revenue growth and continued execution on leveraging an enhanced value proposition across our customer base,” according to Davenport as quoted in a May 8, 2012 press release.

38. Thus, the Board’s decision to agree to the Proposed Transaction deprives M*Modal’s public shareholders of the full value of their shares and prevents them from sharing in the future growth and profits that the Company is expected to achieve.

M*Modal’s Conflicted Financial Advisor

39. As reported in the Press Release, one of M*Modal’s two financial advisors on the Proposed Transaction is RBC.

40. As further reported in the Press Release, RBC is also providing committed financing to OEP for the Proposed Transaction.

41. As such, RBC has a material conflict of interest in its role as M*Modal’s financial advisor, because it has a significant financial interest in the buyer side of the transaction. This conflict taints the purported objectivity of any advice provided to M*Modal or its shareholders by RBC, and in turn further calls into question whether the Board has ensured that M*Modal’s public shareholders will receive maximum value for their shares.

M*Modal’s Largest Shareholder Has Different Interests Than The Company’s Public Shareholders

42. SAC and its affiliates own approximately 31% of the outstanding shares of M*Modal, making SAC the largest shareholder of M*Modal. The large size of SAC’s ownership stake—consisting of over 17,500,000 shares as of February 14, 2012—renders it effectively illiquid, given the Company’s average daily trading volume of just 762,915 shares. Thus, inasmuch as SAC wishes to dispose of its illiquid ownership stake, SAC has interests that are apart from M*Modal’s public shareholders, who can sell their shares in the open market when they reach an optimal price.

43. SAC also exerts significant influence over the Company and the Board, as four current directors are partners in SAC affiliates. Kumar, an executive partner at the SAC spin-off Siris, is also a co-founder and former CEO of M*Modal as well as a director. And Baker, Berger and Hendren, all directors of the Company since August, 2008, are all also co-founders of both Siris and SAC PGC and current managing directors of Siris. Thus, at least four of the Company’s directors have interests that are aligned with SAC and that may thus differ from the interests of M*Modal’s public shareholders.

44. Further, SAC’s stated commitment to supporting the Proposed Transaction is likely to have a coercive effect on M*Modal’s public shareholders toward tendering their shares, especially given that 31% of shares are already committed to the Proposed Transaction, and that only a majority of shares need be tendered for OEP to gain the power to effect a merger.

The Proposed Transaction Contains Preclusive Deal Protection Devices That, in Combination With Other Factors, Are Likely To Dissuade Other Potential Bidders From Making Offers

45. The Definitive Agreement contains several unreasonable and preclusive deal protection devices designed to ensure OEP’s acquisition of M*Modal at an unfairly low price. First, Section 5.6 of the Definitive Agreement, labeled “Acquisition Proposals” is essentially a non-solicitation provision that completely prevents the Company or any of its representatives or affiliates from seeking other bids for the Company. Second, Section 7.3 of the Definitive Agreement contains a $28,736,875 termination fee, which is likely to further dissuade potential bidders given that it will add to the total deal price any bidder other than OEP must pay for the Company. And third, Section 1.3 of the Definitive Agreement contains a “top-up” option that allows OEP to purchase additional shares of M*Modal stock if it acquires a majority stake through the tender offer, such that M*Modal could bypass the normal voting process for a merger and instead acquire a 90% stake and effect a short-form merger.

CLASS ACTION ALLEGATIONS

46. Plaintiff brings this action on his own behalf, and as a class action pursuant to Court of Chancery Rule 23, on behalf of all stockholders of M*Modal, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are being and/or will be harmed by threatened Defendants’ actions as described more fully below (the “Class”).

47. This action is properly maintainable as a class action.

48. The Class is so numerous that joinder of all members is impracticable. According the Company’s 2011 10-K, as of February 24, 2012, M*Modal had 56,537,000 shares of common stock issued and outstanding, held by thousands, if not tens of thousands of individuals and entities throughout the country. The number and identities of the record holders of M*Modal’s securities can be easily determined from the stock transfer journals maintained by M*Modal or its agents.

49. There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class, including, inter alia, the following:

(a) Whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(b) Whether the Defendants have breached any of their other fiduciary duties to Plaintiffs and the other members of the Class in connection with the Proposed Transaction, including the duties of loyalty and due care;

(c) Whether Plaintiffs and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(d) Whether the members of the Class have sustained damages, and if so, what is the proper measure of damages; and

(e) Whether OEP or its affiliates have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

50. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.

51. The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, Defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

52. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

53. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

For Breach Of Fiduciary Duties—Failure to Maximize Shareholder Value

(Against the Individual Defendants)

54. Plaintiff repeats all previous allegations as if set forth in full herein.

55. As alleged herein, the Individual Defendants have breached their fiduciary duties to M*Modal’s shareholders by failing to take steps to obtain the highest value available for M*Modal in the marketplace.

56. As a result of the Individual Defendants’ breaches, Plaintiff and the Class will suffer irreparable injury because M*Modal’s shareholders will not receive fair value for their equity interests in the Company.

57. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and will attempt to consummate the Merger, to the irreparable harm of the Class.

58. Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Aiding and Abetting

(Against OEP, Parent and Merger Sub)

59. Plaintiffs repeat all previous allegations as if set forth in full herein.

60. As alleged herein, OEP, Parent and Merger Sub are well aware that the Individual Defendants have not sought to obtain the best available transaction for M*Modal’s public shareholders. Moreover, OEP, Parent and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties, by demanding deal protection measures, including the termination fee and the no-solicitation provision, in the Definitive Agreement. OEP, Parent and Merger Sub also offered a Merger price that did not represent the true intrinsic value of M*Modal, a company that has recently positioned itself as a leader in a high-demand industry, and thereby facilitated the Individual Defendants’ breaches of fiduciary duty in the sale of the Company.

61. As a result, Plaintiff and the Class members are being irreparably harmed.

62. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as follows:

A. Declaring this action to be a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Permanently enjoining Defendants and all those acting in concert with them from taking any steps to consummate the Proposed Transaction;

C. Directing Defendants, jointly and severally, to account to Plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

D. In the event the Proposed Transaction is consummated, rescinding it or ordering rescissory damages.

E. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

F. Granting such other and further relief as may be just and fair in the premises.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Jessica Zeldin
Jessica Zeldin (Del. Bar No. 3558) 919 N Market Street, Suite 1401 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP

Carl L. Stine

Joshua H. Saltzman

845 Third Avenue

New York, NY 10022

(212) 759-4600

July 9, 2011